UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.
(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

INFORMATION CONTAINED IN THIS REPORT

On November 16, 2023, the NYSE American LLC (the “NYSE”) notified SatixFy Communications Ltd. (the “Company”) that the NYSE determined to commence proceedings to delist the Company’s warrants, each exercisable for one Company ordinary share, from the NYSE and that trading in the Company’s warrants (ticker symbol “SATX.WSA”) would be suspended immediately, due to their low trading price levels pursuant to Section 1001 of the NYSE American Company Guide.  Trading in the Company’s ordinary shares (ticker symbol “SATX”) will continue on the NYSE and is not affected by this determination.  The NYSE issued a press release stating the foregoing on November 17, 2023. The Company does not intend to appeal the NYSE’s determination.

The warrants that previously traded on the NYSE American under the symbol “SATX.WSA” may be quoted and traded in the over-the-counter market.

The NYSE will apply to the Securities and Exchange Commission to delist the warrants upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

[Signature page follows]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: November 17, 2023